October 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance100 F Street, N.E.

Washington, DC 20549

Office of Technology

Attn:	Nasreen Mohammed, Doug Jones, Scott Anderegg, and Dietrich King

Re:	Neuralbase AI Ltd. (f/k/a Viratech Corp.) Amendment No. 1 to Registration Statement on Form 10-12G Filed September 11, 2024 File No. 000-33325

Dear Commission Staff:

We are submitting this letter on behalf of Neuralbase AI Ltd. (f/k/a Viratech Corp.) (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 26, 2024, relating to the Company’s Registration Statement on Form 10-12G (File No. 000-33325) originally filed with the Commission on July 26, 2024, as amended, on September 11, 2024 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No.1 to Registration Statement on Form 10-12G Filed September 11, 2024

Item 1. Description of Business, page 4

1. We note your amended disclosure in response to prior comment 2. Please revise to state that you are a development stage company, with limited active business operations, no revenues, and no assets. Additionally, we note that you have added the “Anticipated Financing Plan,” which describes your plans to raise $250,000. Please revise to clearly state the amount needed to continue in business over the next 12 months.

Response: We have added the requested disclosure to both state we are a “development stage company, with limited active business operations, no revenues, and no assets” and to clearly state the minimum amount needed to continue our business for the next 12 months.

2. We note your response to prior comment 3 and we reissue it. Please revise to clarify the current status of business operations, as your disclosure appears to describe the intended functions of your platform, but not current operations. For example, please disclose how many subscriptions or licenses you have sold to date, how many customers and/or users are currently using your MultiDoc.ai platform, how you integrate your product with cloud-based infrastructure (if any), and plans for further development of the platform and future operation(s), etc. Please refer to the specific disclosures required by Item 101(h) of Regulation S-K. To the extent you have any agreements with third parties, please summarize the material terms of such agreements and file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised the filing to add the requested information.

3. We note your revised disclosure in response to prior comment 4. Please revise to remove the disclosure in the second sentence of the risk factor that states that you rely on copyright, trademark, and patent laws, as your revised disclosure states that you have not and likely will not rely on such protections. Also, revise further to explain the risks to your business if your intellectual property is not protected.

Response: We have amended to the risk factor to clarify that we rely on common law protection of our intellectual property at this point, and that we may rely on formal intellectual property law protection as we move forward.

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Anticipated Financing Plan, page 5

4. Please revise to clearly state, if true, that you have no current ability to obtain financing to achieve this anticipated financing plan. Otherwise, please revise to state how you intend to obtain financing.

Response: We have added the following language to Page 5, “While we have not, as of the date of this Report, secured any additional financing we believe that through our previously developed business relationships and through our officer and director we will be able to obtain financing to continue operations. However,here can be no assurance that we will be able to raise any additional funds, or we are able to raise additional funds, that such funds will be in the amounts required or on terms favorable to us. For more information relating to the risks associated with our financing activities, please see the section of this Report captioned “Risk Factors”, below”

How Multidoc.AI Works, page 8

5. Please clarify whether the current Multidoc.ai platform uses any of the eight techniques/tools listed in this section. The disclosure here appears to be describing general AI functions, but does not necessarily speak to your current operations. If any of these functions are in use, please revise to provide more specific details and examples of each AI capability.

Response: We have amended the filing to specifically state that the Multidoc.ai platform employs each technology within its architecture.

Employees, page 17

6. Please revise to state the current number of total employees and number of full-time employees. Refer to Item 101(h)(4)(xii).

Response: We have revised the filing accordingly.

Risk Factors, page 19

7. Please revise to include a risk factor that addresses the security of your customer's data, documents, proprietary information, etc. that is required to be uploaded to the Multidoc.ai platform in order to receive AI assistance.

Response: We have added the following risk factor:

“Security breaches, improper access to or disclosure of our data or our customers' data, or other cyber incidents could result in liability, cause harm to our reputation and business, or subject us to regulatory penalties.

Our business may involve the collection, storage, and transmission of confidential information, including customer and employee personal information, as well as proprietary business data. We expect to experience, cyber-attacks aimed at gaining unauthorized access to our and our customers’ data and systems, which could result in data theft, reputational harm, and legal consequences. While we take all necessary industry standard steps to ensure our customer’s data is protected, any security breach or unauthorized access to or disclosure of our or our customers’ data could result in significant legal and financial liabilities, damage to our reputation, and loss of customer confidence. We may also face fines and sanctions from regulators under laws such as the European Union’s General Data Protection Regulation (GDPR) or the California Consumer Privacy Act (CCPA). Currently, we do not maintain cybersecurity insurance, if we do adopt such coverage in the future, such policies may not cover all financial damages related to data breaches or other incidents and any breach could have a significant adverse effect on our business.”

We are dependent on our management team, page 25

8. We note your revised disclosure in response to prior comment 5 and we reissue in part. Please revise to explain specifically why you are dependent on the CEO, Frank Gomez, including his specific expertise and skills that you are reliant upon.

Response: We have revised the filing accordingly.

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Liquidity and Capital Resources, page 28

9. We note your response to prior comment 7, but do not see any responsive revised disclosure. As such, we reissue the comment. Please clearly state how long you can satisfy your cash requirements based upon cash on hand and revenues from operations and explain whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a)(1) of Regulation S-K.

Response: We have revised the filing accordingly.

Item 3. Properties, page 30

10. We note your amended disclosure in response to comment 8. Please revise to add disclosure that addresses specific risks related to operating in Colombia, if any.

Response: Other than previously disclosed we do not believe the Company is exposed to additional risks related to operations in Colombia.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 32

11. We note your response to prior comment 10 and we reissue it. Please revise to disclose the transaction between the company and Frank Gomez/Grupo FG SAS that resulted in Frank Gomez becoming the President and Chief Executive Officer of the company. Additionally, it appears that Fred Schiemann and Henry Manayan became greater than 5% shareholders of common stock based on transaction(s) with the company. Please add such transactions to this disclosure as well. Please refer to Item 404(d) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 130.03.

Response: We have revised the filing accordingly.

Item 10. Recent Sales of Unregistered Securities, page 33

12. We note your amended disclosure in response to prior comment 12. Please revise to include the required disclosure for the common stock and Class B common stock issued to Fred Schiemann and Health and Hope, LLC, respectively, and the common stock issued to Henry Manayan.

Response: We have revised the filing accordingly.

Consolidated Statements of Cash Flows, page F-4

13. Please ensure the net loss for the six months ended June 30, 2024 agrees with the net loss for the same period reported in the statements of operations.

Response: We have revised the filing accordingly.

General

14. We note your references to your senior management team and board of directors. Please revise throughout to clarify, if true, that Frank Gomez is the sole officer and director of the company at this time.

Response: We have revised the filing to clarify that Mr. Gomez, constitutes our Management and that he is our sole director.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned via email at info@viratechcorporation.com.

Thank you for your courtesies,

/s/ Frank Gomez
Frank Gomez, CEO

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